FORUM FUNDS

INVESTMENT ADVISORY AGREEMENT

Appendix A

December 9, 2016

Funds of the Trust	Fee as a % of the Annual Average Daily Net Assets of the Fund

Adalta International Fund	1.50% on the first $250 million 1.25% on assets exceeding $250 million

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first written above.

FORUM FUNDS

/s/ Jessica Chase
Name: Jessica Chase
Title: President

ADALTA CAPITAL MANAGEMENT, LLC

/s/ Zoe Vlachos
Name: Zoe Vlachos
Title: Member